AgTech Global International, Inc. 4630 Campus Drive, Suite 104 Newport Beach, CA 92660 Phone: (949) 456-3972

Taylor Beech

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AgTech Global International, Inc.
Post Qualification Amendment No.1 to Offering Statement on Form 1-A Filed: September 24, 2021 File No. 024-11564

September 28, 2021

Dear Mr. Beech,

This letter sets forth the request of AgTech Global International, Inc., (“AGGL” or the “Company”) for Qualification of its Post Qualification Amendment No. 1 to its Regulation A Offering.

Kindly be advised that AgTech Global International, Inc. (the "Company") requests that its Post Qualification Amendment No.1 to its Regulation A offering be qualified on Thursday, September 30, 2021, at 12pm Eastern Time, or as soon as practical thereafter. The Company has received correspondence that the State of Colorado is prepared to qualify our offering.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (949) 456-3972 or Jeff Turner, Esq. of JDT Legal, PLLC at (801) 810-4465. Thank you for your attention to this matter.

AgTech Global International, Inc.

/s/ Ross Lyndon-James
Name: Ross Lyndon-James Title: Chief Executive Officer, Director